 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 001-14611

----------------------------------------------------

(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM 12, Islands of Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin Deborah Fortescue-Merrin, President
Date: May 12, 2008

EXHIBIT INDEX

1.

Interim Financial Statements for the Three Months ended March 31, 2008

2.

Management Discussion and Analysis for the Three Months ended March 31, 2008

3.

Certification of Interim Filings during Transition Period ended March 31, 2008

CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008

U.S. Dollars

UNAUDITED

NOTICE TO READER

These are Unaudited Consolidated Financial Statements for this First Financial Quarter, March 31, 2008.  They have been prepared by Company management in accordance with the Canadian generally accepted accounting principals, consistent with previous quarters and years.  These Unaudited Consolidated Financial Statements should be read in conjunction with the year end Audited Consolidated Financial Statements for December 31, 2007.

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

For the Three Months Ended March 31, 2008

(with comparative figures to March 31, 2007 and December 31, 2007)

(UNAUDITED)

ASSETS
March 31 2008		March 31, 2007	December 31 2007
Current Assets
Cash and cash equivalents	$ 254	$ 8,168	$ 7,305
Accounts receivable	11,070	4,910	6,445
Prepaid expenses	10,354	10,592	809
Total current assets	21,678	23,670	14,559

Total Assets	$ 21,678	$ 23,670	$ 14,559
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	211,988	123,105	177,437
Notes Payable	92,571	89,514	92,571
Accrued dividends		1,711,368	-
Preferred shares – Note 6	4,150,181	-	4,100,528
Total current liabilities	4,454,740	1,923,987	4,370,536
Total Liabilities	$ 4,454,740	$ 1,923,987	$ 4,370,536
SHAREHOLDERS' EQUITY
Class A preferred shares, $0.01 par value,
Authorized: 3,000 shares; Issued: nil (2006: 2,237 shares)	0	22	0
Class B preferred shares, $0.01 par value, Authorized: 5,000,000 shares;
Issued: nil (2006: nil)	0	0	0
Common shares, $0.01 par value
Authorized: 100,000,000 shares Issued: 88,053,365 (Mar,2007) and 87,809,166 shares (Mar 2008) Additional paid-in-capital Accumulated deficit	874,673 63,683,159 (68,990,894)	880,534 65,594,324 (68,375,197)	874,673 63,683,159 (68,913,809)
Total Shareholder Equity	(4,433,062)	(1,900,317)	(4,355,977)
Total Liabilities and Shareholders' Equity	$ 21,678	$ 23,670	$ 14,559
APPROVED ON BEHALF OF THE BOARD: /s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin	/s/ Anthony P Clements Anthony P Clements

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2008

(with comparative figures to March 31, 2007 and December 31, 2007)

(UNAUDITED)

	Three Months Ended March 31,		December, 31
	2008	2007	2007

Revenue	$ 13,365	$ 13,365	$ 63.870
Operating Expenses
Amortization and depreciation Consulting and contract services General and administrative Legal Marketing	0 10,500 22,723 7,100 500	0 10,500 20,366 6,323 0	0 284,025 168,218 26,001
	40,823	37,189	478,244
	$ (27,458)	$ (23,824)	$ (414,374)
Other: Expense recoveries Interest income	0 26	0 83	3,514 224
	26	83	3,738
Net Income (loss)	$ (27,432)	$ (23,741)	$ (410,636)

BASIC AND DILUTED LOSS PER SHARE Numerator for basic and diluted loss per share:
Net Income (loss) Preferred stock dividends	(27,432) (49,653)	(23,741) (49,653)	(410,636) (201,370)
Gain (loss) to common shareholders	(77,085)	(73,394)	$(612,006)

Denominator for basic and diluted loss per share: Weighted average shares outstanding	87,809,166	88,053,365	87,809,166

Net loss per share	$ (0.0009)	$ (0.0008)	$ (0.007)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the Nine Months Ended March 31, 2008

(with comparative figures to March 31, 2007 and to December 31, 2007)

(UNAUDITED)

	Three Months Ended March 31, 2008	Three Months Ended March, 31, 2007	Year Ended December 31 2007
CASH PROVIDED (USED) BY: OPERATING ACTIVITIES

Activity for the period:

Stock Based Compensation

Changes in non-cash working capital balances:

Impairment of equipment

Depreciation and amortization

Accounts receivable

Prepaid expenses

Accounts payable and accrued expenses

Accrued dividends payable

Net cash provided by (used in) operating activities

	$ (27,432) 0 0 0 (4,625) (9,545) 34,551 49,653 42,602	$ (23,741) 0 0 455 (5,124) 0 24,303 49,653 45,546	$ (410,636) 320,395 0 0 0 (1,080) 4,659 78,635 201,370 193,343
INVESTING ACTIVITIES
Dividends paid Purchases of Furniture, Fixtures &Equipment Dividends Paid Net cash provided by (used in) investing activities	0 0 0 0	0 0 0 0	0 0 0 0
FINANCING ACTIVITIES
Common Stock issuance Paid in Capital Notes Payable Preferred stock dividends Net cash provided by (used in) financing activities	0 0 0 (49,653) (49,653)	0 0 0 (49,653) (49,653)	0 0 3,057 (201,370) (198,313)
Net increase (decrease) in cash Cash, beginning of period Cash, end of period	(7,051) ___ 7,305 $ 254	(4,107) 12,275 $ 8,168	(4,970) 12,275 $ 7,305
SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

For the Three Months Ended March 31, 2008

(with comparative figures to March 31, 2007 and December 31, 2007)

(UNAUDITED)

	March 31, 2008	March 31, 2007	December 31, 2007
Balance, Beginning of Period Current Period’s Activities Net Income (Loss) Preferred Stock Dividends/Interest	$ (68,913,809) (27,432) (49,653)	$ (68,301,803) (23,741) (49,653)	$ (68,301,803) (410,636) (201,370)
Balance, End of Period	$ (68,990,894)	$ (68,375,197)	$ (68,913,809)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

Note 1

Nature and Continuance of Operations

Creator Capital Limited (the “Company”) is a Bermuda exempted company, which in June 1997, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.  The Company is publicly listed in the United States of America on the Pink Sheets.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $68,990,894 since its inception, has a working capital deficiency of $4,433,062 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 2

Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in US dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 5.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

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Note 2

Summary of Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc., (formerly Sky Games International Corp.) (a Nevada corporation); and

Creator Island Equities Inc. (a British Columbia corporation).

The subsidiary companies are inactive.  All material inter-company accounts and transactions have been eliminated on consolidation.

b)

Equipment

Equipment is recorded at cost.  Equipment is depreciated over its estimated useful life using the following methods:

Computer equipment

3 years straight-line

Furniture

5 years straight-line

Website

8 years straight-line

Additions are depreciated at one-half rate during the year of acquisition.

c)

Website Development Costs

Website development costs relate to costs incurred to develop a website and meet the criteria for deferral.  The costs are being amortized over the estimated life of the website are subject to an annual impairment assessment.

d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

e)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

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Note 2

Summary of Significant Accounting Policies – (cont’d)

f)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, shipment has occurred, the price to the buyer is fixed and determinable, and collection is reasonably assured.

Revenue for Sky Play is recognized each month upon invoicing.

g)

Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

h)

Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

i)

Stock-based Compensation

CCL records a compensation cost attributable to all stock options granted at fair value at the grant date,.  The Black-Scholes valuation model is used and the cost is expensed over their vesting period, with a corresponding increase to the equity account, Additional Paid-in Capital.  Upon exercise of the share purchase ooptions, the consideration paid by the option holder, together with the amount previously recognized in the Additional Paid-in Capital, is recorded as an increase to Share capital.

The Black Scholes option valuation model requires the input of highly subjective assumptions, including price volatility, if any.  Changes in these assumptions can materially affect the fair value estimate.

j)

Change in Accounting Policy

On January 1, 2007, CCL adopted the CICA Handbook Sections:

#1530 – Comprehensive Income

# 3251 – Equity

#3855 – Financial Instruments – Recognition and Measurement

#3861 – Financial Instruments – Disclosure and Presentation

#3861 – Hedges.

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Note 2

Summary of Significant Accounting Policies – (cont’d)

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events form non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3855 prescribes when a financial asset, liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under difference circumstances.  Financial instruments must be classified into one of these five categories:

- Held for trading

- Held to maturity

- Loans and receivables

- Available for sale financial assets

- Other financial liabilities

All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

- Held for trading financial assets are measured at fair value, and changes in fair value are recognized in net earnings;

- available for sale financial instruments are measured at fair value, with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, CCL designated its accounts receivable as loans and receivable, and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenue and expenses form derivative financial instruments in the same period as for those related to the hedged item.

The adoption of these Handbook Sections had no impact on opening deficit.

k)

On June 1, 2007 the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”).  This EIC address the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classification as other than held for tranding.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007, and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

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Note 2

Summary of Significant Accounting Policies – (cont’d)

l)

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively, unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The adoption of Section 1506 did not have a material impact on the 2007 financial statements.

m)

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards:

- Section 1535, Capital Disclosures

- Section 3862, Financial Instruments – Disclosures

- Section 3863, Financial Instruments – Presentation

These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of:

i)

an entity’s objectives, policies and processes for managing capital

ii)

quantitative data about what the entity regards as capital

iii)

whether the entity has complied with any capital requirements; and

iv)

if it has not complied, the consequences of such non-compliance

The new Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Note 3

Equipment

	2007 & 2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-

	$ 505,493	$ 505,493	$ -

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Note 3

Equipment (Cont’d)

During the year ended December 31, 2006, the Company determined that the “Soccer Betting Lottery” website was impaired and recorded an impairment loss of $39,572, which is included in accumulated amortization.

2006
Accumulated
Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	39,585	37,114

	$ 505,493	$ 468,379	$ 37,114

	2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	37,127	39,572

	$ 505,493	$ 465,921	$ 39,572

Note 4

Notes Payable

	2007	2006

Unsecured, bearing interest at the 1-year Treasury yield rate	$ 44,700	$ 43,322
Unsecured, bearing interest at 12% per annum	3,814	3,405
Unsecured and non-interest bearing	41,000	84,322

	$ 89,514	$ 87,727

These notes are past due and, consequently, are classified as current liabilities.

Note 5

Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder. Dividends on the Class A preference shares are cumulative and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A preference shares.

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2006 and 2005, 2,237 Class A Preference Stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2006, 2005 and 2004 were $201,370, $201,370, and $201,370, respectively.  They remain unpaid and are in arrears.

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Note 5

Capital Stock (Cont’d)

During the year ended December 31, 1997, CCL restated the presentation of the Class A Preferred shares In accordance with CICA 3861.  CICA 3861 covers “Financial Instrument – Disclosure and Presentation”.  It dictates the reclassification from Equity to Current Liability of the Class A Preferred Shares, and their paid in capital totaling $2,237,443.  On the Balance sheet this has been added to the Current Liability of Accrued dividends.  The Preferred shares have the contractual obligation to either delivered a fixed amount or settle the obligation be delivering its out equity instrument.  This they meet the definition of a financial liability.  This is where the Canadian Generally Accepted Accounting Principals differ from those of the United States of America.

In 1997, the Company issued Series A and Series B Class B convertible preference shares which are convertible into common shares of the Company.  Dividends are cumulative and may be paid, at the option of the Company and with prior notice, in additional common shares at an annual dividend rate of 8%.  As of December 31, 2002, all Series A and Series B Class B convertible preference shares as well as cumulative dividends related thereto have been converted into common shares.

On April 30, 1997, the Company entered into a Consulting Agreement, whereby the Company issued 586,077 common shares as consideration for consulting services.  During March 2001, the consulting entity informed the Company that consulting services were not provided and offered to annul the Consulting Agreement and return the shares to the Company for cancellation.  The Company accepted this offer and the common shares are to be returned to Treasury.  As of March 31st, 2007, these shares have yet to be returned.

At December 31, 2006, Nil (2005: 3,525,000) common shares were held in escrow by the Company’s transfer agent.  The escrow agreement relating to these shares expired in a prior year.  On February 13, 2006, these shares were returned to Treasury.

By agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,833.

Note 6

Stock Options

A summary of the Company’s stock option activity and related information as follows:

	2008		2007
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of the period	430,000	$0.50	440,000	$0.50
Expired			(10,000)	$2.50

Outstanding & exercisable, options issued April 6, 2007 Total options outstanding	430,000 6,950,000 7,380,000	$0.59 $0.25 $0.27	430,000 0 430,000	$0.50 0 $0.50

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Note 7

Contingency

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs are claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs invested in a California company that had no contractual relationship with the Company.  The plaintiffs are seeking compensatory damages of $1,018,464, which is treble the amount of their investments, as well as related attorney’s fees.  During 2006, CCL filed a motion to dismiss for lack of personal jurisdiction.

On August 9, 2007, the court denied CCL’s motion to dismiss for the reason that the Company’s contacts with the State of Rexas are sufficient for the court to assert specific   personal jurisdiction over them.  The case is still pending and in the initial discovery state.

Management of the Company believes the claim is without merit.

Note 8

Income Taxes

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda.  Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation.  The Company currently maintains a permanent establishment in Canada.  Tax carry-forwards in taxable jurisdictions has not been determined.  Deferred tax assets, if any, would be fully reserved.  There are no income tax provisions, benefits, liabilities or assets reflected in the accompanying consolidated financial statements.

Note 9

Related Party Transactions

A company controlled by management of the Company provides consulting services to the Company.  During the Period, the Company incurred $10,500 in consulting fees and expense reimbursements.

A company controlled by management of the Company formerly provided consulting services and incurred expense reimbursements.  Included in the Accounts Payable account is $70,012 representing outstanding fees and reimbursements.

A company controlled by management of the Company provides accounting and administrative services to the Company.  During the Period the Company incurred $6,000 for such accounting and administrative services, and $2,155 expense reimbursements.  Included in the Account Payable accounts is $38,788 representing outstanding fees and reimbursements.

Note 10

Economic Dependence

During the Period, two customers accounted for 90.03% and 9.97%, respectively, of total sales.

During the year ended December 31, 2007, two customers accounted for 89.81% and 10.2%, respectively, of total sales.  During the year ended December 31, 2006, two customers accounted for 89.81% and 10.2%, respectively, of total sales.  During the year ended December 31, 2005, two customers accounted for 61.1% and 38.9% respectively of total sales.

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Note 11

Segmented Information

The Quarter’s details of identifiable revenues by geographic segments are as follows:

	2008	2007	2006

Asia	$ 12,510	$ 12,000	$ 12,000
Middle East	1,385	1,365	1,365

	$ 13,985	$ 13,365	$ 13,365

Note 12

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s Canadian GAAP does not differ in any material respects from US GAAP.

Note 13

New United States of America Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

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Note 13

New United States of America Accounting Standards (Cont’d)

In December 2006, the FASB issued FASB Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”.  This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB No. 5, “Accounting for Contingencies”.  This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that re entered into or modified subsequent to December 31, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 31, 2006, the guidance in the FSP is effective January 1, 2006 for the Company.  The Company does not believe that this FSP will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

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CREATOR CAPITAL LIMITED

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter ended March 31, 2008

The following discussion and analysis, prepared as of May 12, 2008, should be read together with the Unaudited Consolidated Financial Statements for the Quarter ended March 31, 2008 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles.  The business operations of Creator Capital Limited are conducted in United States Dollars and therefore, all amounts herein are stated in United States Dollars unless otherwise indicated.

COMPANY

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro, Inc.  On May 10, 1990, the Company changed its name to Creator Capital Inc.  The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992.  On January 23, 1995, the Company changed its name to Sky Games International Ltd. (“SGI”). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies’ Act 1981 (Bermuda) (the “Bermuda Act”).  In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of a series of amalgamations.  Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.

BUSINESS OF THE COMPANY

CCL's business is focused on providing inflight gaming software systems and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers.  The Company offers two suites of entertainment: Sky Play® - a catalogue of popular interactive amusement games, and Sky Games® an inflight Gaming system consisting of the more popular casino games.  CCL also provides customization services on all CCL software and assist clients in creating an alternative “non-ticket” based revenue stream.

Through to March 31, 2007, CCL’s activities continue to focus on 1) Continuing the redesign and development of the Sky Games® Inflight Gaming Software System.  2) Continuing the management and support of the Sky Play® Interactive Amusement Games business.  3) Seeking new and updated games for inclusion in the Sky Play® Interactive Amusement Games Catalogue.

THREE-YEAR COMPARISON OF FINANCIAL INFORMATION

	2008(Q-1)	2007 (Q-1)	2006 (Q-1)	2005 (Q-1)

Revenues	$13,895	$13,365	$13,365	$21,750
Gain (Loss) from Operations before Preferred Stock Dividends	(27,458)	(23,741)	(11,401)	(18,130)
Net Gain (Loss) for the Year	(77,085)	(73,394)	(61,054)	(67,783)
Total Assets	21,678	23,670	71,424	161,305
Long Term Liabilities	0	0	0	66,322

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DISCUSSION OF OPERATION AND FINANCIAL CONDITION – QUARTER ENDED MARCH 31, 2008

REVENUES

Revenue consists of fees generated from the licensing of the Sky Play® PC based amusement games to the Airline Industry. Airline clients install the games on their inflight entertainment systems (IFE) as part of the inflight entertainment offered to passengers. Operations revenue for the three months ended March 31, 2007 was $13,895 compared to $13,465 for March 31, 2006.

ADMINSTRATIVE COSTS

GENERAL AND ADMINISTRATION

	March 31, 2008	March 31, 2007

Accounting & Audit	12,000	12,000
Administration	1,683	683
Bank Charges	211	202
Filing Fees & Dues	1,893	1,533
Investor Relations	855	2,099
Office	4,080	3,849
TOTAL GENERAL AND ADMINISTRATION	20,723	20,367

General and administrative expense has increased to current period’s expense of $20,723 from the 2006 Period’s expense of $20,3679.

Consulting and services expenses remained the same at $10,500 for both the current and the 2007 Period.

The Legal expense for the Period was $7,100, reflecting the fees incurred by the legal action. The 2007 Period’s expense was $6,323.

SALES AND MARKETING COSTS

The Marketing expense for the Period was $500 compared to $0 in 2007.

The Net Loss before preferred stock dividends was $27,432 for the 2007 Period, compared to a net loss of $23,741 for the 2007 Period

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2007, the Company had a working capital deficit of $4,433,062.  The moving of the Preferred Share amount from Equity to the current Liability designation has contributed to this to this deficit.  The Company had negative cash flow from operations during the three months ended March 31, 2007.  The diminishing revenue has been sufficient to provide the necessary funds for marketing, for continued development of the Company's products but not adequate to fund payment of the Company's dividend obligations on outstanding preference shares.  The Company negotiated a restructuring and reduction of certain amounts owed to two of its largest creditors and to a best effort deferred payment plan on these obligations.  One of creditors has now entered bankruptcy proceedings.  Due to the operating losses of the past years, the Company’s continuance as a “going concern” is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation.  It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations in its current business activities.

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FORWARD LOOKING INFORMATION

This document contains forward-looking statements that include among others, statements concerning the Company's plans to implement its software products, commence generating revenue from certain of its products, expectations as to funding its capital requirements, the impact of competition, future plans and strategies, statements which include the words "believe," "expect," and "anticipate" and other statements of expectations, beliefs, anticipated developments and other matters that are not historical facts.  These statements reflect the Company's views with respect to such matters.  Management cautions the reader that these forward-looking statements are subject to risks and uncertainties that could cause actual events or results to materially differ from those expressed or implied by the statements.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $nil.

A company controlled by management of the Company provides consulting services to the Company.  During the Period, the Company incurred $10,500 in consulting fees and expense reimbursements.

A company controlled by management of the Company formerly provided consulting services and incurred expense reimbursements.  Included in the Accounts Payable account is $70,012 representing outstanding fees and reimbursements.

A company controlled by management of the Company provides accounting and administrative services to the Company.  During the Period the Company incurred $6,000 for such accounting and administrative services, and $2,155 expense reimbursements.  Included in the Account Payable accounts is $38,788 representing outstanding fees and reimbursements.

CAPITAL FINANCING

There were no capital financings during the period.

SUMMARY OF QUARTERLY RESULTS

	2008	2007				2006
	3 months March	12 months December	9 months September	6 months June	3 months March	12 months December	9 months September	6 months June	3 months March

Revenue	$13,365	$63,870	$50,095	$26,730	$13,365	$53,460	$40,095	$26,730	$13,365
Net (Loss) Gain	(77,085)	(612,006)	(204,541)	(151,273)	(73,394)	(325,476)	(183,261)	(149,505)	(61,054)
Net Loss/share	$(0.001)	$(0.007)	$(0.002)	$(0.002)	$(0.001)	$(0.004)	($0.001)	$(0.002)	$($0.001)

SUBSEQUENT EVENTS

There are no subsequent events to the Period.

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OUTSTANDING SHARE DATA

a)

COMMON SHARES

	COMMON SHARES	VALUE

Balance, December 31, 2007	87,467,288	874,673
Issuance during the period	0	0

Balance, March 31, 2008	87,467,288	874,673

b)

OPTIONS

For the period March 31, 2008, the Company did not issue any securities.

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CERTIFICATION OF ITERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Deborah Fortescue-Merrin, Chief Executive Officer and Acting in the Capacity of Chief Financial Officer certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Creator Capital Limited, (the issuer) for the interim period ending March 31, 2008.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: May 12, 2008

“Deborah Fortescue-Merrin”

_______________________

Deborah Fortescue-Merrin

Chief Executive Officer and

Acting in the Capacity of Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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